500 East Broward Boulevard, Suite 1860
Fort Lauderdale, FL 33394
(561) 207-9600
February 12, 2024

VIA EDGAR SUBMISSION

Ms. Tracey Houser
Mr. Terence O'Brien
Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Element Solutions Inc
Form 10-K for Fiscal Year Ended December 31, 2022
Form 8-K Filed February 21, 2023
File No. 001-36272

Dear Ms. Houser,
Dear Mr. O'Brien,

We are writing in response to the comment we received from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated January 30, 2024 (the "Comment Letter") regarding the above-referenced filings and earnings release furnished under Item 2.02 of Form 8-K of Element Solutions Inc (the "Company").  For ease of reference in this letter, the heading and numbered paragraph correspond to the heading and paragraph number contained in the Comment Letter. To facilitate your review, we have reproduced below the text of the Staff's comment in italics directly above the Company's response.

Form 8-K Filed February 21, 2023
Exhibit 99.1

1.	We note your response to comment 6. Please provide us with a more comprehensive explanation as to how you concluded that a tax rate of 20% is reflective of your global business from a non-GAAP perspective. In this regard, we note your statement, “…the tax environment in which the Company operates is primarily driven by historical US tax losses, which the Company has carried forward and reported in its financial statements as deferred tax assets, and not the concentration of the Company's business outside of the US.” This statement is focusing on your US GAAP results and tax position in which there was a history of losses generating the deferred tax assets. However, the tax rate used to calculate your non-GAAP adjusted net income should focus on your non-GAAP results. To the extent from a non-GAAP perspective, you have consistently and cumulatively reported adjusted net income, this would suggest that from a non-GAAP perspective, loss carryforwards may not be available and therefore, should not be considered in determining your non-GAAP income tax adjustment. It further suggests that on a non-GAAP basis, you may have recorded significant taxes. As such, an adjustment for income tax expense should be commensurate with your non-GAAP measure of profitability. Finally, your disclosures regarding your income tax expense should clearly explain to investor how you estimated the total amount of income tax expense on a non-GAAP basis. Refer to Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
The Company acknowledges the Staff's comment. Upon further consideration of the guidance in Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, we respectfully advise the Staff that, starting with our earnings release furnished under Item 2.02 of Form 8-K for the year ended December 31, 2023, we will provide additional disclosure with a more comprehensive explanation of our adjusted non-GAAP effective tax rate and a newly-calculated adjusted tax rate that comports with the Staff's comment, primarily by excluding the impact of our U.S. tax attribute carryforwards.
* * *

We hereby acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you or any other members of the Staff have any questions with respect to the foregoing, please contact me at (561) 571-5011 or John E. Capps, Executive Vice President, General Counsel and Company Secretary, at (561) 207-9604.

Very truly yours,

/s/ Carey Dorman
Carey Dorman
Executive Vice President, Chief Financial Officer
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